FORM 51-102F3
MATERIAL CHANGE REPORT
Item One – Name and Address of Company
Organigram Holdings Inc.
35 English Drive
Moncton, NB E1E 3X3
Item Two – Date of Material Change
July 5, 2023
Item Three – News Release
A news release dated July 5, 2023 (the “News Release”) was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). The News Release is attached hereto as Schedule “A” and incorporated by reference herein.
Item Four – Summary of Material Change
The Company announced that, following shareholder approval of a consolidation of the common shares of the Company (“Common Shares”) on the basis of a range between one and a half (1½) and four (4) existing pre-consolidation Common Shares for every one (1) post-consolidation Common Share (the “Consolidation”) at the annual and special meeting of the shareholders of the Company held on February 28, 2023, it has filed articles of amendment implementing the Consolidation on the basis of four (4) existing pre-Consolidation Common Shares for every one (1) post-Consolidation Common Share.
Item Five – Full Description of Material Change
For a full description of the material change, please see the News Release attached hereto as Schedule “A” forms an integral part of this material change report.
Item Six – Reliance on Section 7.1(2) of National Instrument 51-102
Not Applicable.
Item Seven – Omitted Information
Not Applicable.
Item Eight – Executive Officer

Beena Goldenberg, Chief Executive Officer (844) 644-4726
Item Nine – Date of Report
July 13, 2023
Forward-looking Information

This report contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking information”). Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this report. Risks, uncertainties and other factors involved with forward-looking information which could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com), or the Company’s annual report on Form 40-F and its reports on Form 6-K filed or furnished to the Securities and Exchange Commission (the “SEC”) on EDGAR (see www.sec.gov), and such other continuous disclosure materials as may be filed from time to time by the Company with Canadian securities regulatory authorities and the SEC. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this report are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this report is given as of the date of this report and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.